July 19, 2019

James Barr, P.Geo.
Tetra Tech Canada Inc.
Suite 105 – 1715 Dickson Avenue
Kelowna, British Columbia V1Y 9G6

Subject:	Consent of Qualified Person

I, James Barr, P.Geo., consent to the public filing of the technical report titled Technical Report and Preliminary Economic Assessment for the Las Chispas Property, Sonora, Mexico and dated May 15, 2019 and amended July 19, 2019 (the “Technical Report”) by SilverCrest Metals Inc.

I also consent to any extracts from or a summary of the Technical Report in the news release, dated May 15, 2019, of SilverCrest Metals Inc.

I certify that I have read the news release being filed by SilverCrest Metals Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 19th day of July 2019

Original signed by
James Barr, P.Geo..

Signature of Qualified Person

James Barr, P.Geo.
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